FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month April 2016 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On April 11, 2016, the Registrant Announces Showcase its Industry Leading RF SOI Technology and Advanced Design Enablement Tools at EDI CON 2016 in China and USA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: April 11, 2016	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz to Showcase its Industry Leading RF SOI Technology and Advanced Design Enablement Tools at EDI CON 2016 in
China and USA

TowerJazz adds innovative substrate extraction capability for designing high performance multi-throw switches

MIGDAL HAEMEK, Israel and NEWPORT BEACH, Calif., April 11, 2016 – TowerJazz, the global specialty foundry leader, announced today it will exhibit at EDI CON (the Electronic Design Innovation Conference) in Beijing, China on April 19-21, 2016 (booth #430) and in Boston, MA, USA on September 20-22, 2016. EDI CON provides attendees with the opportunity to find solutions, products, and design ideas that they can put into immediate practice for today's communication, defense, consumer electronics, aerospace, and medical industries.

At EDI CON, TowerJazz will provide a presentation to showcase its industry leading RF SOI technology as well as its world class design enablement services with special emphasis on the addition of an innovative substrate extraction capability for designing high performance multi-throw switches.

Accurate modeling of high-resistivity substrate material is critical in optimizing the performance of RF switches for figures of merit such as insertion loss, power handling and harmonic suppression. TowerJazz has developed an innovative substrate extraction capability that is valid over a wide range of frequencies and operating bias conditions and uses existing features in industry standard extraction tools. This extraction capability has successfully been used by TowerJazz customers for designing high performance multi-throw switches.

"Our RF SOI technology, together with world class design enablement for fast time to market, has enabled our customers to create leadership products and win market share.  We now have RF SOI technology in our US, Israeli, and Japanese factories with global design support to help all our customers win in this growing market," said Dr. Marco Racanelli, Senior Vice President and General Manager of RF/HPA and Aerospace & Defense Business Units, TowerJazz.

At EDI CON China, Dr. Samir Chaudhry, Director of Design Enablement, TowerJazz will present “RF SOI Process Innovations and Advanced Design Enablement” on April 19, 2016 from 13:40-14:20. To find out more information on TowerJazz’s RF technology offerings, please visit: http://www.towerjazz.com/sige-bicmos_rf-cmos.html, or contact your local sales representative: http://www.towerjazz.com/contact-towerjazz.html#tab_sales. For information on EDI CON 2016 in China and in the USA, please visit: http://www.ediconchina.com/ and http://ediconusa.com/.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), two in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies. For more information, please visit www.towerjazz.com or www.tpsemico.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect the businesses of Tower, Jazz, and/or Maxim is included under the heading "Risk Factors" in (i) Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority, (ii) Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, and (iii) Maxim's most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. These forward-looking statements speak only as of the date hereof. Tower, Jazz, and Maxim do not intend to update, and expressly disclaim any obligation to update; the information contained in this release except as may be required by law.

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TowerJazz Asia-Pacific Company Contact: Shoko Saimiya | Shoko.saimiya@towerjazz.com
TowerJazz US Company Contact: Lauri Julian l 949-280-5602 l lauri.julian@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com